Exhibit 21.1

SUBSIDIARIES OF LUCKY STRIKE ENTERTAINMENT CORPORATION

Name of Subsidiary	Jurisdiction of Organization
AMF Bowling Centers, Inc.	Virginia

Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X